                                               EQU: TSX, NYSE

Equal Energy Ltd. Announces Resignation of Officer

Calgary, Alberta – (CNW – February 14, 2011) Equal Energy Ltd. (“Equal” or “the Company”) announces that Mr. Shane Peet, Senior Vice President, Engineering has resigned effective immediately to pursue other business interests.  The Company wishes to thank Shane for his efforts at Equal and wishes him success with his future ventures.

Dell Chapman                                                                                                    Don Klapko
Chief Financial Officer                                                                                               President & CEO
(403) 538-3580 or (877) 263-0262                                                                         (403) 536-8373 or (877) 563-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.